Exhibit 99.1

ECARX Increases Stake in JICA Intelligent

Investment expected to further strengthen overall capabilities and accelerate revenue growth for ECARX

LONDON, UK, June 30, 2023 – ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX”), a global mobility tech provider, today announced its intention to increase its investment and take a controlling stake in JICA Intelligent Robotics Co., Ltd. (“JICA”), a technology company focusing on developing intelligent automotive products. The transaction is expected to accelerate revenue growth for ECARX with new products to further penetrate Geely’s ecosystem and beyond.

JICA offers full-stack research and development capabilities for autonomous driving, covering the end-to-end process of development, such as intelligent cockpit, intelligent driving, peripheral products, sensor perception, decision-making algorithms, vehicle control strategies, underlying systems, hardware development, and test verification.

This transaction sets a clear vision for ECARX and JICA, allowing both businesses to strengthen their collaboration while focusing on their core competencies. ECARX will continue building its diverse customer base beyond the Geely ecosystem, while JICA continues to develop intelligent products and services for Geely Auto’s flagship vehicle products. The transaction agreements were signed on June 30, 2023 pursuant to which ECARX’s total equity stake will increase from 50% to 70%.

The strategic rationale for ECARX is threefold: it accelerates ECARX’s efforts to grow revenue and diversify its customer base; it brings JICA’s capabilities into ECARX’s portfolio of products, further advancing its ADAS capabilities; and it further optimizes ECARX’s research and development capabilities, enabling it to participate in more modules in the future automotive centralized electrical architecture, through applications including domain controllers.

About ECARX:

ECARX (Nasdaq: ECX) is a global mobility-tech provider partnering with OEMs to reshape the automotive landscape as the industry transitions to an all-electric future. As OEMs develop new vehicle platforms from the ground up, ECARX is developing a full-stack solution – central computer, System-on-a-Chip (SoCs) and software to help continuously improve the in-car user experience. The company’s products have been integrated into more than 5 million cars worldwide, and it continues to shape the interaction between people and vehicles by rapidly advancing the technology at the heart of smart mobility.

ECARX was founded in 2017 and today we have around 1,500 team members. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group – one of the largest automotive groups in the world, with ownership interests in international brand OEMs including Lotus, Lynk & Co, Polestar, smart and Volvo Cars.

About JICA:

JICA Intelligent Robotics Co., Ltd. is a technology company jointly established by ECARX and Geely Auto Group in 2021. The company is committed to developing cost-effective, high-end intelligent products spanning intelligent cockpit, driving and peripheral products, and domain controllers. In addition to its headquarters in Suzhou, JICA Intelligent has research and development centers in Shanghai and Hangzhou, with a team of over 400 people.

Investor Contacts:

Adam Kay
ir@ecarxgroup.com

Media Contacts:

ECARX-Media@teneo.com

Forward-Looking Statements:

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,“ “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate. For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise and forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

SOURCE: ECARX Holdings, Inc.